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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION                                 OMB APPROVAL
                            WASHINGTON, D.C. 20549                           -------------------------------------
                                                                             OMB Number:              3235-0058
                                  FORM 12b-25                                Expires:            March 31, 2006
                                                                             Estimated average burden
                          NOTIFICATION OF LATE FILING                        Hours per form................2.50
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                                                                             SEC FILE NUMBER: 000-50908
                                                                             CUSIP NUMBER:  752182-10-5
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(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: September 30, 2005
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                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended: __________________________

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                          Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                          RAND ACQUISITION CORPORATION
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                             Full Name of Registrant

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                            Former Name if Applicable

                           450 Park Avenue, 10th Floor
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10022
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
                   quarterly report or transition report on Form 10-Q or Form
                   10-QSB or portion thereof will be filed on or before the
                   fifth calendar day following the prescribed due date; and

              (c)  The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company's Quarterly Report on Form 10-QSB for the quarter ended September
30, 2005 could not be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time accounting staff and, as a result, has been unable to accurately and completely compile the financial information required to be included in the Form 10-QSB.

                           PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
                                    Laurence S. Levy                        (212)                         644-3450
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                                         (Name)                           (Area Code)                 (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s)                                                    [x] Yes    [ ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                                                                    [x] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Form 10-QSB will reflect the following changes in results of operations from the prior fiscal year: The Company expects to record a net income of approximately $40,000 for the quarter ended September 30, 2005, compared to a net loss of approximately $700 for the quarter ended September 30,
2004.

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                          RAND ACQUISITION CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      November 15, 2005                                     By:  /s/ Laurence S. Levy
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                                                                    Laurence S. Levy, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
        CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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